UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

205395106

(CUSIP Number)

Mark Dennison

General Counsel and Secretary

Constellation Software Inc.

20 Adelaide Street East, Suite 1200

Toronto, Ontario

Canada, M5C 2T6

(416) 861-2279

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Paul Hilton

David Crandall

Hogan Lovells US LLP

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, Colorado 80202

(303) 899-7300

October 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205395106

1	Name of Reporting Person N. Harris Computer Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,784,283 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,784,283 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,283 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.0% (2)

14	Type of Reporting Person CO

(1)

The number of shares beneficially owned includes (i) 2,665,947 shares of Common Stock, par value $0.001 per share (the “Common Stock”), by the Tendering Shareholders (as defined below) plus (ii) 118,336 shares of Common Stock underlying stock options held by the Tendering Shareholders which are currently exercisable or exercisable within 60 days of October 2, 2012 plus (iii) 117,190 shares of Common Stock which may be issued to Barron Partners LP (“Barron”) upon conversion of shares of Series A Convertible Preferred Stock, par value $0.001 per share ( “Preferred Stock”), held by Barron.

(2)

Percentage calculated based on (i) 6,733,191 shares of Common Stock issued and outstanding as of October 2, 2012 plus (ii) 118,336 shares of Common Stock underlying stock options held by the Tendering Shareholders which are currently exercisable or exercisable within 60 days of October 2, 2012 plus (iii) 117,190 shares of CSWI which may be issued to Barron upon conversion of shares of Preferred Stock.

CUSIP No. 205395106

1	Name of Reporting Person NHCC Merger Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,784,283 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,784,283 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,283 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.0% (2)

14	Type of Reporting Person CO

(1)

The number of shares beneficially owned includes (i) 2,665,947 shares of Common Stock by the Tendering Shareholders (as defined below) plus (ii) 118,336 shares of Common Stock underlying stock options held by the Tendering Shareholders which are currently exercisable or exercisable within 60 days of October 2, 2012 plus (iii) 117,190 shares of Common Stock which may be issued to Barron upon conversion of shares of Preferred Stock held by Barron.

(2)

Percentage calculated based on (i) 6,733,191 shares of Common Stock issued and outstanding as of October 2, 2012 plus (ii) 118,336 shares of Common Stock underlying stock options held by the Tendering Shareholders which are currently exercisable or exercisable within 60 days of October 2, 2012 plus (iii) 117,190 shares of CSWI which may be issued to Barron upon conversion of shares of Preferred Stock.

CUSIP No. 205395106

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Common Stock of Computer Software Innovations, Inc., a Delaware corporation (“CSWI”). The principal executive offices of CSWI are located at 900 East Main Street, Suite T, Easley, SC 29640.

Item 2. Identity and Background.

(a)–(c) and (f)

This Statement is being filed jointly by N. Harris Computer Corporation., a corporation organized under the Business Corporations Act (Ontario) (“Parent”) and NHCC Merger Corp., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to a joint filing agreement attached hereto as Exhibit 99.1.  Harris is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to public sector, schools, utility, and healthcare agencies throughout North America. Since its formation, Merger Sub has been a United States holding company formed for the purpose of performing the transaction described in that certain Agreement and Plan of Merger, dated October 2, 2012 (the “Merger Agreement”), by and among Parent, Merger Sub, CSWI and, solely with respect to Section 9.14 of the Merger Agreement, Constellation Software Inc., a corporation organized under the Business Corporations Act (Ontario) and the sole shareholder of Parent (“Constellation”).

The business address of Parent and Merger Sub is #1200 – 20 Adelaide Street East, Toronto, ON M5C 2T6, Canada. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Constellation, Parent and Merger Sub are set forth on Schedule I, Schedule II and Schedule III, respectively, attached hereto, and are incorporated herein by reference.

(d) During the last five years, none of Constellation, Parent or Merger Sub nor, to the knowledge of Constellation, Parent or Merger Sub, any of the persons set forth on Schedule I, Schedule II or Schedule III attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Constellation, Parent or Merger Sub nor, to the knowledge of Constellation, Parent or Merger Sub, any of the persons set forth on Schedule I, Schedule II or Schedule III attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 2, 2012, concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into Tender and Voting Agreements (the “Tender Agreements”) with certain shareholders of CSWI. As described in response to Item 4 below, the Subject Shares (as defined below) to which this Statement relates have not been purchased by Parent or Merger Sub, and thus no funds were used for such purpose. Neither Parent nor Merger Sub used any funds or paid any additional consideration to the Tendering Shareholders (as defined below) in connection with the execution and delivery of the Tender Agreements.

For a description of the Tender Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

CUSIP No. 205395106

Item 4. Purpose of Transaction.

The Merger Agreement

On October 2, 2012, CSWI entered into the Merger Agreement with Parent, Merger Sub and, solely for the purposes of Section 9.14 thereof, Constellation. The Merger Agreement provides for the commencement of a tender offer (the “Offer”) by Merger Sub to purchase all of the outstanding Common Stock of CSWI, together with the associated common share purchase rights (the “Rights”), and all of the outstanding Preferred Stock of CSWI at a purchase price of $1.10 per Share (such price, or any higher per Share price paid in the Offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, to be dated the date hereof, and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). Following the consummation of the Offer and subject to certain conditions, Merger Sub will be merged with and into CSWI, with CSWI continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, (a) the certificate of incorporation of CSWI will be amended, and, as so amended, will be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with the terms thereof or as provided by applicable law, and (b) the by-laws of Merger Sub as in effect immediately prior to the effective time of the Merger shall be the by-laws of the surviving corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the surviving corporation or as provided by applicable law.

Upon consummation of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Merger Sub or CSWI, as treasury shares or otherwise, or any of their respective direct or indirect wholly-owned subsidiaries, all of which will be cancelled and retired and will cease to exist, and any Shares held by shareholders who validly exercise appraisal rights under Delaware law), together with the associated Rights if any are outstanding, will be converted in the Merger into the right to receive an amount in cash equal to $1.10 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not validly withdrawn prior to the Expiration Time (as defined in the Merger Agreement), that number of shares of Common Stock which, together with any shares of Common Stock then owned, directly or indirectly, by Parent or Merger Sub, represents at least a majority of Common Stock then outstanding (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof but excluding shares of Common Stock issuable upon conversion of the Preferred Stock) (the “Minimum Condition”).

Provided that the Minimum Condition is satisfied and Merger Sub purchases Shares tendered in the Offer, Parent will be entitled to designate at least a majority of the members of the Board of Directors of CSWI (the “CSWI Board”).  In such case, CSWI has agreed to cause Parent’s designees to be elected or appointed to the CSWI Board in such number as is proportionate to Parent and Merger Sub’s beneficial ownership of CSWI’s Shares.

Under the Merger Agreement, if Merger Sub does not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the Delaware General Corporation Law, Merger Sub has an irrevocable option (the “Top-Up Option”) to purchase from CSWI at a price per share equal to the Offer Price up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned, directly or indirectly, by Parent and its subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of the Preferred Stock and all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

CUSIP No. 205395106

The Common Stock is currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon completion of the Merger, the Common Stock will be eligible for termination of registration under the Exchange Act.

Other than as described in this Item 4, Parent does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

The Tender Agreements

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into the Tender Agreements with the following shareholders of CSWI: (i) Barron Partners LP, a Delaware limited partnership, holder of certain shares of Common Stock and sole holder of all of the issued and outstanding Preferred Stock, and (ii) Jeffrey A. Bryson, William J. Buchanan, Thomas P. Clinton, David B. Dechant, Beverly N. Hawkins, Nancy K. Hedrick, Shaya Phillips and Anthony H. Sobel, each of whom is an executive officer and/or director of CSWI (collectively, the “Tendering Shareholders”). The purpose of the Tender Agreements is to increase the likelihood that the Offer and the Merger will be consummated.

Pursuant to the Tender Agreements, the Tendering Shareholders have agreed to tender, or cause to be tendered (and not withdrawn), all Shares held by them on the date of the Tender Agreements or acquired after that date (the “Subject Shares”) into the Offer. The Tendering Shareholders have agreed to deliver to Computershare Inc., the depositary for the Offer, all instruments required to be delivered pursuant to the terms of the Offer and Section 14d-2 of the Exchange Act, and/or instruct their respective brokers or other nominees to tender the Subject Shares for exchange in the Offer no later than five business days prior to the initial Expiration Time.

The Tendering Shareholders have also agreed to appear at any meeting of CSWI’s shareholders and vote (a) in favor of the approval and adoption of the Merger Agreement; (b) against any a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than Parent and its subsidiaries, including Merger Sub) relating to any (i) direct or indirect acquisition of assets of CSWI (excluding sales of assets in the ordinary course of business) equal to 15% or more of the fair market value of CSWI’s consolidated assets or to which 15% or more of CSWI’s net revenues or net income on a consolidated basis are attributable, (ii) direct or indirect acquisition of 15% or more of the equity interests of CSWI, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the equity interests of CSWI, (iv) merger, consolidation, other business combination or similar transaction involving CSWI, pursuant to which such person would own 15% or more of the consolidated assets, net revenues or net income of CSWI, or (v) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of CSWI or the declaration or payment of an extraordinary dividend (whether in cash or other property) by CSWI; (c) any other action, proposal or agreement that would likely, in Parent’s view, (i) impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (ii) result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement of CSWI under the Merger Agreement, (iii) change the dividend policy or in any material respect the capitalization of, including the voting rights of any class of equity interests in, CSWI, (iv) result in any of the conditions to the Merger set forth in the Merger Agreement not being fulfilled or satisfied, or (v) change a majority of the CSWI Board (other than as directed by Parent or Merger Sub); and (d) not to directly or indirectly transfer any Shares, grant any proxies or powers of attorney with respect to any Shares, or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares.

In furtherance of the foregoing, pursuant to the Tender Agreements, each Tendering Shareholder granted to Parent and Merger Sub an irrevocable proxy and irrevocably appointed Mark Dennison, Constellation’s General Counsel and Secretary, and Bryce Cooper, Parent’s Vice President, Business Development, and any nominee thereof, with full power of substitution, during and for the term of the particular Tender Agreement, as their proxies to vote their respective Subject Shares in accordance with the terms of the Tender Agreements.

CUSIP No. 205395106

In addition, the Tendering Shareholders have each agreed (i) to not exercise any rights such Tendering Shareholder may have to demand appraisal of any Subject Shares arising with respect to the Merger and (ii) to certain transfer restrictions for the Subject Shares (as described below).

Prior to the termination of the Tender Agreements, the Tendering Shareholders may not (i) cause or permit any sale, transfer or other disposition (each, a “Transfer”) of the Subject Shares; (ii) enter into any contract with respect to the direct or indirect Transfer of any Subject Shares; or (iii) deposit, or permit the deposit of, any Subject Shares into a voting trust or grant any proxy or enter into any voting or similar agreement with respect to any of the Subject Shares in contravention of the obligations of the Tendering Shareholders under the Tender Agreements. However, certain Tendering Shareholders will not be prohibited from transferring their Subject Shares to family members (either directly or via trusts established for the benefit of such Tendering Shareholder or such shareholder’s immediate family) or upon the death of such Tendering Shareholder. Any transferees will be required to agree in writing to be bound by the terms of the applicable Tender Agreement.

The covenants and agreements to tender and vote the Subject Shares pursuant to the Tender Agreements will terminate upon the earliest of (i) the purchase of all the Subject Shares pursuant to the Offer; (ii) the termination of the Merger Agreement; (iii) the effective time of the Merger; (iv) any amendment, waiver or other change to the Merger Agreement that decreases the Offer Price or consideration paid pursuant to the Merger; or (v) upon the written consent of the parties thereto. In addition, Barron may terminate its Tender Agreement after March 29, 2013.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Tender Agreements, Parent and Merger Sub may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own shares of 2,784,283 CSWI’s Common Stock, representing approximately 40.0% of the Common Stock deemed to be outstanding as of October 2, 2012. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent or Merger Sub that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), none of Constellation, Parent or Merger Sub nor, to the knowledge of Constellation, Parent or Merger Sub, any of the persons set forth on Schedule I, Schedule II or Schedule III attached hereto beneficially owns any Common Stock.

(b) Neither of Parent nor Merger Sub is entitled to any rights of a shareholder of CSWI as to any shares of Common Shares, except for the right to vote the Common Stock described in Item 5(a) to the extent described in Item 4. Except to the extent that it may be deemed to by virtue of the Tender Agreements, neither of Parent nor Merger Sub has sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any shares of Common Stock.

(c) Except for the execution and delivery of the Merger Agreement and the Tender Agreements, none of Constellation, Parent or Merger Sub nor, to the knowledge of Constellation, Parent or Merger Sub, any of the persons set forth on Schedule I, Schedule II or Schedule III attached hereto has effected any transaction in the Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Tender Agreements and the transactions contemplated by those agreements, to the knowledge of Parent or Merger Sub, no other person has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of CSWI reported herein.

(e) Inapplicable.

CUSIP No. 205395106

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.

On May 10, 2012, CSWI and Constellation entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Constellation agreed to keep confidential and to not (and to cause its affiliates to keep confidential and to not), without CSWI’s prior written consent, disclose any non-public, confidential and proprietary information regarding CSWI obtained in connection with Constellation’s consideration of a possible acquisition of CSWI, except in accordance with the terms of the Confidentiality Agreement, and to use such information solely in connection with a possible acquisition of CSWI. Constellation also agreed, among other things, to certain “standstill” provisions for the protection of CSWI for a period of ninety days from the date of the Confidentiality Agreement.  Pursuant to such provisions, Constellation would not solicit for employment or hire any of CSWI’s employees.

On August 6, 2012, the parties to the Confidentiality Agreement signed an agreement to extend the Confidentiality Agreement, including an extension of the standstill period, and for CSWI to enter into exclusivity with Constellation until September 30, 2012.  CSWI agreed to report all third party bids or approaches and close the due diligence process to all parties other than Constellation.

Other than as described in this Statement, to the knowledge of Parent and Merger Sub, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of CSWI, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 205395106

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1.	Joint Filing Agreement, dated as of October 10, 2012, by and among Parent and Merger Sub.
99.2.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Barron.
99.3.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Jeffrey A. Bryson.
99.4.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and William J. Buchanan.
99.5.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Thomas P. Clinton.
99.6.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and David B. Dechant.
99.7.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Beverly N. Hawkins.
99.8.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Nancy K. Hedrick.
99.9.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Shaya Phillips.
99.10.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Anthony H. Sobel.

CUSIP No. 205395106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2012	N. HARRIS COMPUTER CORPORATION

	By:	/s/ Jeff Bender
	Name:	Jeff Bender
	Title:	Chief Executive Officer

NHCC MERGER CORP.

	By:	/s/ Jeff Bender
	Name:	Jeff Bender
	Title:	President and Chief Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CONSTELLATION

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Constellation are set forth below. The business address and phone numbers of each director and officer is care of Constellation Software Inc., 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada, M5C 2T6 and (416) 861-2279, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Constellation. None of the directors and officers of Constellation listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of Canada.

Name	Title	Current Principal Occupation or Employment and Five-Year Employment History
J. Brian Aune	Director

Mr. Aune, a retired chartered accountant, joined Constellation’s Board in 2000. He joined Nesbitt Thomson Inc. in 1966 and served as Chairman and Chief Executive Officer from 1980 to 1990 when he left to become Chairman of St. James Financial Corporation and President, Aldervest Inc., private investment companies. Mr. Aune is a director of a number of Canadian public and private corporations including Teck Resources Limited and Power Financial Corporation.

Mark Leonard	President and Chairman of the Board

Mr. Leonard founded Constellation in 1995. Prior to founding Constellation, Mr. Leonard worked in the venture capital business for eleven years. Mr. Leonard holds a BSc. from the University of Guelph, and a MBA from the University of Western Ontario.

Ian McKinnon	Director

Mr. McKinnon joined Constellation’s Board in March 2006. He currently provides consulting services to technology company executives covering a broad range of management and leadership topics. Most recently he was President and Chief Executive Officer of TSX listed Certicom Corporation from 2002 to 2007. Prior to that he was President and Chief Executive Officer for two privately owned software companies from 2000 to 2002. From 1995 to 2000 he held the position of President and Chief Executive Officer at TSX listed Promis Systems Corporation. Previously Mr. McKinnon was with Digital Equipment Corporation from 1981 to 1994 in various sales and senior management positions in both Canada and Singapore. Mr. McKinnon holds an Honours BA from McMaster University and attended the INSEAD Advanced Management Program.

Name	Title	Current Principal Occupation or Employment and Five-Year Employment History
Tim Patterson	Director

Mr. Patterson joined Constellation’s Board in 2010. He is a Senior Managing Director at OMERS Private Equity (“OPE”), the manager of the private equity assets of OMERS Administration Corporation and has over 20 years of experience in private equity, venture capital and commercial banking. He has been at OPE since February 2010. Prior to joining OPE, Mr. Patterson was Managing Director and Head of the Toronto office of CAI Capital Partners, a North American mid-market private equity firm. Mr. Patterson is a CFA Charterholder and holds a Bachelor of Arts degree (Economics) from the University of Western Ontario and a Master of Business Administration from Schulich School of Business (York University).

Paul Renaud	Director

Mr. Renaud joined Constellation’s Board in 2009. He is currently the President and CEO of OMERS Private Equity, a position he assumed in 2006. Prior to that he was Senior Vice President of Finance and Administration and Chief Financial Officer for OMERS when he joined OMERS in 2004. From 1991 to 2004, Mr. Renaud was Executive Vice President and Chief Financial Officer of CAE Inc. Before CAE Inc., he held several senior financial management positions at Southam Inc. and Carling O’Keefe Breweries of Canada that followed a six year career as an auditor at Ernst & Young.

Stephen R. Scotchmer	Director and Lead Independent Director

Mr. Scotchmer has been a member of Constellation’s Board since 2000. He is currently a director of Manitou Investment Management Ltd., which he co-founded in 1999. From 1982 until 1987, he served as President of Bay Mills Ltd., a TSX listed company in the business of manufacturing engineered materials. Mr. Scotchmer is an engineering graduate of Queen’s University.

Bernard Anzarouth	Vice President, Mergers & Acquisitions

Mr. Anzarouth joined Constellation in 1995. He works closely with Constellation’s VMS businesses to identify and pursue opportunities for platform and tuck-in acquisitions and to establish licensing or distribution arrangements. Before joining Constellation, Mr. Anzarouth was AVP Business Development for Ascom Inc., a Swiss-based technology corporation from 1993 to 1994. Prior to that Mr. Anzarouth held various positions with IBM. Mr. Anzarouth holds a B.Eng. in Electrical/Computer Engineering from McGill University and an MBA from the European Institute of Business Administration (INSEAD).

Name	Title	Current Principal Occupation or Employment and Five-Year Employment History
John Billowits	Chief Financial Officer

Mr. Billowits has been with Constellation since 2003 when he joined as the CFO of Jonas Operating Group. Mr. Billowits is currently the Chief Financial Officer of Constellation. Prior to assuming this role, he held numerous positions within Constellation, including President of Jonas Club Division. Prior to joining Constellation, Mr. Billowits held a number of roles with Bain & Company, Dell Computers and PriceWaterhouse. Mr. Billowits is a Chartered Accountant, holds an MBA with Distinction from the London Business School and Honours BBA with Distinction from Wilfrid Laurier University.

Mark Dennison	General Counsel and Secretary

Mr. Dennison joined Constellation in 2001, initially working within the Volaris Operating Group and moving to Constellation head office in 2007. Prior to joining Constellation, Mr. Dennison worked in the law department at Bombardier Aerospace. Mr. Dennison was called to the Bar of Ontario in 1999. He has received an L.L.B. from the University of Toronto and a B.A. from the University of Windsor.

Mark Miller	Chief Operating Officer

Mr. Miller has been with Constellation, holding positions with Constellation and its subsidiaries for over 15 years. Mr. Miller currently spends the majority of his time as the Chief Executive Officer of Volaris Operating Group and oversees Friedman Corporation, but also acts as Constellation’s Chief Operating Officer. Mr. Miller received a B.Sc. in Statistics and a B.Sc. in Mathematics from McMaster University in Hamilton, Ontario. In addition, Mr. Miller has attended the Executive Marketing Program at the Ivey Business School at the University of Western Ontario.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address and phone numbers of each director and officer is care of N. Harris Computer Corporation, 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada, M5C 2T6 and (416) 861-2279, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. None of the directors and officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of Canada.

Name	Title	Current Principal Occupation or Employment and Five-Year Employment History
Jeff Bender	Chief Executive Officer

Mr. Bender joined Constellation in 1999. Before his appointment as Chief Executive Officer of Harris Operating Group, he held various senior management positions with that operating group, including Director of Finance, Chief Financial Officer and Chief Operating Officer. Prior to joining Parent, Mr. Bender spent seven years at Deloitte & Touche in their technology business practice. He earned his Bachelor of Commerce degree at Carleton University and is a member of the Ontario Institute of Chartered Accountants.

Melanie Judge	Chief Financial Officer

Ms. Judge joined Parent in 1994 as Controller, and moved into the position of Director of Finance in 1996. In 1998, she moved into operations, first as the Vice President of Professional Services, and later the Vice President of Business Operations. Ms. Judge graduated from Dalhousie University with a Bachelor of Commerce degree, and then went on to earn her Chartered Accountant designation with Deloitte & Touche. She is a member of the Ontario Institute of Chartered Accountants.

Mark Leonard	Director

Mr. Leonard founded Constellation in 1995. Prior to founding Constellation, Mr. Leonard worked in the venture capital business for eleven years. Mr. Leonard holds a BSc. from the University of Guelph, and a MBA from the University of Western Ontario.

II-1

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Merger Sub are set forth below. The business address and phone numbers of each director and officer is care of NHCC Merger Corp., 20 Adelaide Street East, Suite 1200, Toronto, Ontario, Canada, M5C 2T6 and (416) 861-2279, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Merger Sub. None of the directors and officers of Merger Sub listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of Canada.

Name	Title	Current Principal Occupation or Employment and Five-Year Employment History
Jeff Bender	President, Chief Executive Officer and Director

Mr. Bender joined Constellation in 1999. Before his appointment as Chief Executive Officer of Harris Operating Group, he held various senior management positions with that operating group, including Director of Finance, Chief Financial Officer and Chief Operating Officer. Prior to joining Parent, Mr. Bender spent seven years at Deloitte & Touche in their technology business practice. He earned his Bachelor of Commerce degree at Carleton University and is a member of the Ontario Institute of Chartered Accountants.

Melanie Judge	Chief Financial Officer, Treasurer and Secretary

Ms. Judge joined Parent in 1994 as Controller, and moved into the position of Director of Finance in 1996. In 1998, she moved into operations, first as the Vice President of Professional Services, and later the Vice President of Business Operations. Ms. Judge graduated from Dalhousie University with a Bachelor of Commerce degree, and then went on to earn her Chartered Accountant designation with Deloitte & Touche. She is a member of the Ontario Institute of Chartered Accountants.

EXHIBIT INDEX

Exhibit Number	Description

99.1.	Joint Filing Agreement, dated as of October 10, 2012, by and among Parent and Merger Sub.
99.2.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Barron.
99.3.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Jeffrey A. Bryson.
99.4.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and William J. Buchanan.
99.5.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Thomas P. Clinton.
99.6.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and David B. Dechant.
99.7.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Beverly N. Hawkins.
99.8.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Nancy K. Hedrick.
99.9.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Shaya Phillips.
99.10.	Tender and Voting Agreement, dated as of October 2, 2012, by and among Parent, Merger Sub and Anthony H. Sobel.